July 04, 2005

Overview of Business Results in the 1st Quarter of Period ending February 20, 2006

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Stock Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)

1. Matters Concerning the Preparation of Quarterly Financial Information etc.

① Adoption of simplified accounting methods: Yes

(Details) Calculation of income taxes and allowances are based on the simplified method. In addition, simplified method is adopted on other items to have small effect.

② Changes made to the accounting policies from the latest accounting period: None

③ Changes of the Range of Consolidation and Equity Method: The following changes made.

Number of Newly Consolidated Subsidiaries: 2
Number of Excluded Consolidated Subsidiaries: 2
Number of New Equity-Method Affiliates: 1
Number of Excluded Equity-Method Affiliates: Nil

(2) Variation of Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Quarter ended May 2005	2,824,125	636,767	22.5	878.44
Quarter ended May 2004	2,640,353	485,152	18.4	1,456.84
(reference) Fiscal Year ended February 2005	2,752,088	632,022	23.0	871.63

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Quarter ended May 2005	△20,678	△48,102	43,771	250,169
(reference) Fiscal Year ended February 2005	69,089	△125,190	49,787	274,366

[Translation Omitted]

[Reference]

Forecast of Consolidated Earnings Fiscal Year ending February 20, 2006 (February 21, 2005~ February 20, 2006)

	Predicted Total revenues	Predicted Operating Income	Predicted Recurring Profit	Predicted Net Income	Predicted Net Income per Share after adjustment of potential shares
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Interim Fiscal Year	2,110,000	66,000	70,000	△28,000	△38.88
Whole Fiscal Year	4,340,000	160,000	166,000	19,000	25.95

[Translation Omitted]

	This Quarter (1st Quarter FYE 20, 2006)	Same quarter, Previous year (1st Quarter FYE 20, 2005)	Increase /Decrease		(reference) Fiscal Year Ended February 20, 2005
	Amount	Amount	in amount	in percentag	Amount
(Liabilities)					
I Current Liabilities					
1 Notes and accounts payable - trade	467,260	456,916	10,344	2.3	485,169
2 Short-term borrowings (other than commercial paper)	116,530	125,050	△ 8,519	△ 6.8	78,985
3 Curernt portion of long-term debt	105,418	82,060	23,357	28.5	113,965
4 Current portion of bonds	22,700	-	22,700		22,765
5 Commercial paper	7,000	46,000	△ 39,000	△ 84.8	1,000
6 Income taxes payable	16,323	13,242	3,080	23.3	26,948
7 Accrued bonuses	17,245	16,840	404	2.4	8,711
8 Provision for store closing expenses	5,906	3,475	2,430	69.9	6,124
9 Current portion of obligations under reorganization proceedings	15,284	47,849	△ 32,565	△ 68.1	16,660
10 Notes payable for properties	58,065	47,953	10,111	21.1	54,353
11 Others	228,233	214,243	13,989	6.5	233,071
Total current liabilities	1,059,967	1,053,634	6,333	0.6	1,047,757
II Fixed Liabilities					
1 Bonds	145,150	138,005	7,145	5.2	125,150
2 Long-term debt	411,912	376,036	35,875	9.5	396,966
3 Deferred tax liabilities	8,372	9,624	△ 1,252	△ 13.0	8,722
4 Reserve for retirement grants	34,220	65,273	△ 31,053	△ 47.6	33,313
5 Reserves for retirement grants for retiring Directors and Corporate Auditors	1,361	1,418	△ 57	△ 4.0	1,525
6 Provision for store closing expenses	5,434	3,891	1,543	39.7	5,576
7 Provision for contingent liabilities	1,790	3,804	△ 2,014	△ 52.9	1,790
8 Obligations under reorganization proceedings	59,549	75,979	△ 16,429	△ 21.6	60,953
9 Lease deposits from lessees	162,732	148,176	14,556	9.8	153,474
10 Negative goodwill	72,125	85,610	△ 13,485	△ 15.8	75,966
11 Others	17,210	12,655	4,554	36.0	7,404
Total Fixed Liabilities	919,859	920,477	△ 617	△ 0.1	870,842
Total of Liabilities	1,979,827	1,974,111	5,715	0.3	1,918,599
(Minority Interests)					
Minority Interests	207,531	181,090	26,441	14.6	201,465
(Shareholders' Equity)					
I Common stock	101,798	51,296	50,501	98.5	101,798
II Capital surplus	167,710	117,235	50,474	43.1	167,710
III Retained earnings	358,909	305,738	53,170	17.4	356,004
IV Unrealized gain on available-for-sale securities	12,885	12,440	445	3.6	12,454
V *Foreign currency translation adjustments*	*△ 3,812*	*△ 852*	*△ 2,960*	*347.3*	*△ 5,222*
Loss on transfer of the substitutional portion	△ 723	△ 706	△ 17	2.4	△ 721
Total of Shareholders' Equity	636,767	485,152	151,615	31.3	632,022
Total of Liabilities, Minority Interests and Shareholders' Equity	2,824,125	2,640,353	183,771	7.0	2,752,088

SUMMARIZED STATEMENTS OF CONSOLIDATED CASH FLOWS

(unit: millions of yen)

Item	This consolidated financial quarter (February 21, 2005 – May 20, 2005)	Reference: Current Consolidated Fiscal Period (February 21, 2004 – February 20, 2005)
I Cash Flows from Operating Activities		
Income before income taxes and minority interests	28,986	136,823
Depreciation and amortization	26,125	96,797
Amortization of negative goodwill–net	(2,223)	(9,150)
Increase in allowance for doubtful accounts	7,251	24,763
Increase in reserves for bonus	8,509	94
Increase in employees retirement benefit	1,244	4,501
Increase (decrease) in provision for	(359)	3,945
Interest and dividend income	(453)	(2,191)
Interest expense	1,643	6,929
Equity in earnings of affiliated companies	(674)	(2,735)
Gain on sale of fixed assets	(492)	(3,117)
Loss on sale or retirement of fixed assets	677	5,098
Increase in trade receivables	(27,254)	(47,750)
Increase in Inventory Assets	(199)	(21,245)
Increase in finance receivables	(24,306)	(62,007)
Increase(decrease) in notes and accounts payable	(23,046)	3,751
Net Increase/Decrease in Other assets or debt	8,031	9,080
Others	837	12,403
Sub-total	4,297	155,900
Interest and dividend received	898	2,344
Interest paid	(1,602)	(6,867)
Paid for the transfer to the defined-contribution pension plan and others	-	(39,155)
Income taxes-paid	(24,272)	(43,222)
Cash Flows from Operating Activities	(20,678)	69,089
II Cash Flows from Investing Activities		
Purchases of marketable securities	(1,000)	(5,000)
Proceeds from sale of marketable securities	3,000	3,760
Purchases of properties	(46,842)	(174,817)
Proceeds from sale of properties	2,324	38,828
Purchases of investment securities	(1,660)	(5,578)
Proceeds from sales of investment securities	262	16,681
Cash received (paid) in conjunction with the purchases of consolidated subsidiaries	(8,273)	(2,427)
(Payments for) proceeds from sales of consolidated subsidiaries	-	(1,538)
Payments for fixed leasehold deposits to lessors	(5,162)	(24,186)
Collection of fixed leasehold deposits to lessors	5,076	27,612
Proceeds from lease deposits from lessees	7,738	19,673
Repayments of lease deposits from lessees	(3,373)	(15,984)
Others	(194)	(2,214)
Cash Flows from Investing Activities	(48,102)	(125,190)
III Cash Flows from Financing Activities		
Net increase (decrease) in short-term debt	41,320	(43,583)
Proceeds from long-term debt	48,294	146,149
Repayments of long-term debt	(41,017)	(82,782)
Proceeds from Issue of bonds	19,882	9,935
Proceeds from issuing common stock	-	100,210
Repayments of obligations under reorganization proceedings	(4,304)	(60,061)
Proceeds from issuance of subsidiaries' stock to minority shareholders	136	7,111
Repurchases of subsidiaries' stock from minority sbareholders	(27)	(6,493)
Dividends paid to shareholders	(8,698)	(7,326)
Dividends paid to minority shareholders	(2,691)	(5,195)
Others	(8,121)	(8,175)
Cash Flows from Financing Activities	43,771	49,787
IV Foreign currency translation adjustment on cash and cash equivalents	811	(1,042)
V Net decrease in cash and cash equivalents	(24,197)	(7,356)
VI Initial cash and cash equivalents	274,366	281,723
VII Closing balance of cash and cash equivalents	250,169	274,366

April 20, 2005

To Whom It May Concern

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code #: 8267)
Contact: Corporate Communication
Manager: Yuiken Tsutsumi
(TEL: 043-212-6061)

Determination of Nominees for Operating Officer

The company determined nominees for Operating Officers and we hereby announce it as follows. In this connection, Operating Officers will be appointed by a resolution of the Board of Directors to be held on May 19, 2005.

1. Nominees for Operating Officers (current)

   (Translation Omitted)

2. Appointments of Operating Officers (As of May 19)

   (Translation Omitted)

3. Retiring Operating Officer

   (Translation Omitted)

4. Career summary of new nominees for Operating Officers

   (Translation Omitted)

May 19, 2005

To Whom It May Concern

Company Name: AEON Co., Ltd.
Representative: Director
President & Representative Operating Officer: Motoya Okada
(Code #: 8267)
Contact: Corporate Communication
Executive Officer & Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

The results of the 80th General Meeting of Shareholders

We hereby announce that the proposal for appointment of eight (8) directors was approved and resolved as originally proposed upon at the 80th Ordinary General Meeting of Shareholders held today.

(Translation Omitted)

May 20, 2005

Company Name: AEON Co., Ltd.

Representative: Director

President & Representative Operating Officer: Motoya Okada

(Code #: 8267)

Contact: Corporate Communication

Executive Officer & Manager: Yuiken Tsutsumi

(TEL: 043-212-6042)

Subsidiary "SIAM JUSCO CO., LTD." (Thailand)

SIAM JUSCO CO., LTD., our subsidiary, determined to drastically change the business strategy and concentrate on supermarket operations marking its 20th anniversary since its establishment in 1984 and we hereby announce it.

SIAM JUSCO CO., LTD. was established in 1984 for the purpose of operating stores such as general merchandising stores in Bangkok metropolitan area. The company operates a maximum of 14 stores of general merchandising stores and supermarkets which treat commodities and the operating revenues amounted to 4,400 million baht in 2000.

However, it was hit by an increase of debt in foreign currency and has been affected on its finance after Asian economic crisis happened in 1997. Under such circumstances, the improvement of financial standing has become an issue for many years in order to achieve the growth of supermarket operations in Bangkok metropolitan area where further growth will be expected in the future.

SIAM JUSCO CO., LTD. therefore applied for Business Reorganization Process (Business revitalization proceedings) which is a legal bail-out package in Thailand enacted in 1988 on the 4th of this month, and will develop a revitalization scheme under the leadership of the court from now on. We can ensure the transparency of management and achieve restoring financial soundness at an early date by utilizing this legal framework. In addition, as for employment, business engagement, payment and so on, we will continue them as is conventionally done.

In the future, SIAM JUSCO CO., LTD. will develop " a convenient store which is indispensable for customers' daily life" with the aim of operating 30 stores in 2010 while concentrating management resources on supermarket operations and developing new stores primarily in Bangkok metropolitan area.

【SIAM JUSCO CO., LTD. (Year ended December 2004)】

Head Office:	129 Rachadapisek Rd., Dindaeng Bangkok Thailand
Incorporation:	December 1984
Capital:	308.2 million baht
Operating Revenue:	3,090 million baht
Number of Stores:	7 (Ratchadapisek, Srinakarin, Sukhapibal, Bangbon, Phacha-u-tit, Sukhumvit 71, Pakkret)
Number of Employees:	823
Representative:	President & Director: Takashi Fukuhara
Total liabilities:	4,500 million baht

June 22, 2005
1-5-1, Nakase, Mihama-ku, Chiba-shi
AEON Co., Ltd.
President & Director: Motoya Okada
(Code #: 8267)

Notice of the results of unsecured corporate bond issue

The company issued the 13th and 14th unsecured debenture (with the same ranking special contract limited between debentures) and we hereby announce it as follows.

(Translation Omitted)

1. Name	AEON Co., Ltd. 13th debenture bond (with the same ranking special contract limited between debentures)	AEON Co., Ltd. 14th debenture bond (with the same ranking special contract limited between debentures)
2. Amount issued	15 Billion Yen	20 Billion Yen
3. Interest rate	2.59% per annum	1.60% per annum
4. Issue value	100 Yen per face value of 100 Yen	
5. Redemption value	100 Yen per face value of 100 Yen	
6. Term	20 Years	10 Years
7. Redemption date	June 20th, 2025	June 22nd, 2015
8. Redemption method	(1) Bullet Maturity (2) Repurchase of this bond can be made at any time after the next day of the date of issue.	
9. Interest payment date	June 22nd and December 22nd annually	
10. Application period	June 6th, 2005	June 8th, 2005
11. Payment date	June 22nd, 2005	
12. Mortgage	Property security and guarantee are not attached to this debenture and there is especially no property reserved for this debenture.	
13. Special contract on financial affairs	The "Negative pledge clause" is attached.	
14. Grade	A+ (R&I), A− (S&P)	
15. Lead managing underwriter	Mizuho Securities Co., Ltd. and Goldman Sachs, Ltd. Tokyo branch	Mizuho Securities Co., Ltd. and Nomura Securities Co., Ltd.
16. Place of Application	The head office and domestic each branches of underwriting securities companies	
17. Fiscal agent	Mizuho Corporate Bank, Ltd.	
18. Registrar	Mizuho Corporate Bank, Ltd.	
19. Yield to subscriber	2.590% per annum	1.600% per annum

Contact: Corporate Communication Department Ogura / Oshima (TEL: 043-212-6042)